EXHIBIT 1

JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k) of the Securities Exchange Act of 1934, as amended, each of Dexia SA, Dexia Credit Local S.A. and Dexia Holdings, Inc. agrees to the joint filing of a Statement on Schedule 13G (including any and all amendments thereto) with respect to the common shares, par value $0.01 per share, of Assured Guaranty Ltd. and further agrees that this Joint Filing Agreement shall be included as an Exhibit to such filing. This Joint Filing Agreement may be executed in two or more counterparts, each of which shall be deemed to be an original, but all of which together shall constitute one and the same instrument.

Dated: July 13, 2009

DEXIA SA
By:	/s/ Michel Buysschaert Name: Michel Buysschaert Title: Authorized Representative

DEXIA CREDIT LOCAL S.A.
By:	/s/ Pascal Poupelle Name: Pascal Poupelle Title: Chief Executive Officer

DEXIA HOLDINGS, INC.
By:	/s/ Guy Cools Name: Guy Cools Title: President, Secretary